EXHIBIT 99.56

News Release, regarding fifth Phase II trial in cancer patients for AMD3100 as new stem cell transplantation drug candidate, announced April 1, 2004

AnorMED Inc. 200 – 20353 64th Ave Langley, British Columbia Canada V2Y 1N5	TEL (604) 530-1057 FAX (604) 530-0976 www.anormed.com

PRESS RELEASE

ANORMED INITIATES FIFTH PHASE II TRIAL IN CANCER PATIENTS

FOR NEW STEM CELL TRANSPLANTATION DRUG CANDIDATE

For Immediate Release:

 April 1, 2004

Vancouver, British Columbia – AnorMED Inc. (TSX:AOM) announced today the initiation of its fifth Phase II clinical trial to evaluate AMD3100 as a new stem cell transplantation drug candidate for cancer patients. Clinical data to date in cancer patients shows AMD3100 effectively increases the number of stem cells available for transplantation. The strongest predictor of success in stem cell transplant is the number of stem cells available for transplantation.

This is a Phase II trial to optimize the schedule for administering AMD3100 in combination with the standard agent, granulocyte-colony stimulating factor (G-CSF), prior to collection of stem cells for transplantation. In this study patients will be administered AMD3100 at 10 pm and have their stem cells collected at 8 am the next morning. The study will be conducted at multiple centers in the United States and will enroll up to 30 non-Hodgkin's lymphoma and multiple myeloma patients.

AMD3100 is a novel drug candidate, developed by AnorMED, that blocks a specific cellular receptor triggering the movement of stem cells out of the bone marrow and into the circulating blood. AnorMED's clinical program on AMD3100 is being conducted at multiple transplant centers in the United States. Data from over 150 participants, from all clinical studies conducted by AnorMED on AMD3100 to date, show the drug candidate has a good safety profile.

Stem cell transplantation is a standard medical procedure used to restore the immune system of patients who have had chemotherapy to treat cancers such as multiple myeloma and non-Hodgkin's lymphoma, among others. The strongest predictor of success in transplantation, measured by the rapid and durable recovery of a patient's immune system, is the number of stem cells available for transplantation.

Approximately 50% of transplant patients have poor or sub-optimal mobilization of stem cells from the bone marrow into the bloodstream using G-CSF. Currently, there are no medical guidelines to predict which patients will respond poorly to G-CSF mobilization. These patients may require additional mobilization and cell collection sessions to achieve a sufficient number of stem cells for transplantation. Some patients, particularly those transplanted with a sub-optimal number of cells, experience a delayed recovery of their immune system. These patients are at greater risk for infection and may require additional days of antibiotics, blood transfusions and extended hospitalization.

AMD3100, in combination with G-CSF, has shown potential to help more patients have successful transplants with less medical complications, time and associated costs. Dr. Neal Flomenberg, Chief, Division of Medical Oncology, Thomas Jefferson University, Philadelphia, PA and a principal nvestigator in AnorMED's clinical program on AMD3100, presented results from 19 patients enrolled in a Phase II study of AMD3100 at the American Society of Hematology conference in December 2003. New clinical data from a Phase II trial of AMD3100 in multiple myeloma patients, who have previously failed stem cell mobilization, will be presented at American Society of Clinical Oncology Conference, to be held June 5-8 2004, in New Orleans.

AnorMED Initiates Phase II AMD3100 Regimen 2004-04-01 AnorMED is a chemistry-based biopharmaceutical company focused on the discovery and development of new small molecule therapeutics for the treatment of cancer and HIV, among others. The Company has four clinical products in development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases.

Over the course of 2004, AnorMED plans to complete Phase II trials in AMD3100 for stem cell transplantation and hold an end of Phase II meeting with the FDA. AnorMED will also initiate Phase II trials for AMD070 in HIV patients. In addition, the Company expects to file an Investigational New Drug application to begin human clinical trials for AMD3100 in heart attack patients. Information on A norMED Inc. is available on the Company's website: www.anormed.com.

Note: Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not expect to update forward-looking statements continually as conditions change.

Investors are referred to the full discussion of risk factors associated with the Company's business contained in the Company's Short Form Prospectus filed with securities regulatory authorities dated December 17, 2003

For further information:

Ms. Elisabeth Whiting, MSc

Sr. Director Corporate Development & Communications

Tel. (604) 532-4667

e-mail : ewhiting@anormed.com

Notes to Editors and Reporters:

Background on Stem Cell Transplant

Approximately 45,000 stem cell transplantations are performed yearly worldwide. Stem cells used to be collected from patients using an invasive procedure called bone marrow transplant. This technique is now being replaced by a new procedure called peripheral blood stem cell transplant (PBSCT). In this procedure, stem cells are collected from the circulating blood for transplantation. Prior to collection, patients are given a growth factor such as Filgrastim (G-CSF -granulocyte colony stimulating factor) which causes stem cells in the body to multiply. The objective of this procedure is to get as many stem cells as possible into the circulating blood where they can be collected. AMD3100 has been shown to mobilize stem cells, causing them to move out of the bone marrow and into the circulating blood. When used in combination, AMD3100 and G-CSF work together to generate an increase in the number of stem cells in the bloodstream. In this capacity, AMD3100 may increase the stem cells available for collection as well as improve the transplantation procedure by reducing the number of times cells would have to be collected.

Background on AMD3100

AMD3100 is an inhibitor of the CXCR4 chemokine receptor. The CXCR4 receptor is present on white blood cells and among other functions, has been shown to play a key regulatory role in the trafficking and homing of human CD34+ stem cells in the bone marrow.